UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
ATC Healthcare, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
00209C102
(CUSIP Number)
Eugene C. McColley
Roaring Fork Capital SBIC, L.P.
5445 DTC Parkway
Penthouse 4
Greenwood Village, CO 80111
(303) 694-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)
December 22, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00209C102	Schedule 13D/A	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

(a) Roaring Fork Capital SBIC, L.P. (“RFLP”)
(b) Roaring Fork Capital Management , LLC (“RFLLC”)
(c) Eugene C. McColley, James T. Rothe, and G. Michael Machens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

(a) Delaware, USA (b) Colorado, USA (c) USA

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,901,015 (2)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,901,015 (2)

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,901,015 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% (based on 46,480,744 shares of Class A Common Stock outstanding on May 31, 2007 as disclosed in the Form 10-Q filed by the Issuer on July 16, 2007.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

(a) PN (b) OO (c) IN, IN, IN
(1)	Joint filing pursuant to Rule 13D-1(k)(1). The record owner of the securities of the Issuer is RFLP. This Statement is also being filed on behalf of RFLLC, which is the sole general partner of RFLP, and McColley, Rothe and Machens, who are the Managers of RFLLC and, as principals of RFLLC, may be deemed to share indirect beneficial ownership of the securities which RFLLC may beneficially own. RFLLC and Messrs. McColley, Rothe and Machens disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.

CUSIP No.	00209C102	Schedule 13D/A	Page	3	of	6 Pages

(2)	Consists of 2,901,015 shares of Class A Common Stock that may be acquired upon conversion of 6% Convertible Series C Preferred Stock.

CUSIP No.	00209C102	Schedule 13D/A	Page	4	of	6 Pages

Schedule 13D
Under the Securities Exchange Act of 1934

Item 1.   Security and Issuer

This Amendment No. 3 amends the statement on Schedule 13D initially filed on November 13, 2007 (“Statement”) and relates to the shares of Class A Common Stock, $.01 par value per share (the “Common Stock”), of ATC Healthcare, Inc. (the “Issuer” or the “Company”), a Delaware corporation, having its principal executive offices at 1983 Marcus Avenue and is being filed by the Reporting Persons identified in Item 2 below.

Item 2.   Identity and Background

(a)     This statement is filed by and on behalf of each of the following persons (the “Reporting Persons”): (i) Roaring Fork Capital SBIC, L.P., a Delaware limited partnership (“RFLP”); (ii) Roaring Fork Capital Management , LLC, a Colorado limited liability company (“RFLLC”); (iii) Eugene C. McColley; (iv) James T. Rothe; and (v) G. Michael Machens.

(b)     The address of the principal business office of each of the Reporting Persons is 5445 DTC Parkway, Penthouse 4, Greenwood Village, Colorado 80111.

(c)     Messrs. McColley, Rothe and Machens are the Managers of RFPLLC, the principal business office of which is located at 5445 DTC Parkway, Penthouse 4, Greenwood Village, Colorado 80111. RFPLLC is the General Partner of RFLP, a small business investment company.

(d)     During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Messrs. McColley, Rothe and Machens are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons continue to review their investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition (including a change in the present board of directors), management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No.	00209C102	Schedule 13D/A	Page	5	of	6 Pages

The Reporting Person has repeatedly expressed its concerns to management and the Board of Directors regarding the Issuer’s failure to file reports with the SEC and the poor performance of the Issuer’s operations and tremendous decline in the Issuer’s stock price. The Reporting Person has previously sent letters to the Issuer, dated November 13, 2007, December 6, 2007 and March 6, 2008, all of which were included in 13D filings on those dates. The Reporting Person has not received a satisfactory response to the concerns and requests stated in the three letters. The Reporting Person continues to believe that management of the Company has no plans to address the serious issues confronting the Company, and that the Board should consider strategic alternatives, including the potential for sale of the Company.

Item 5.   Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page.

(c)	On December 18, 2008, RFLP sold warrants to purchase an aggregate of 2,167,351 shares of the Issuer’s Common Stock. On December 22, 2008, RFLP sold 3,714,935 shares of the Issuer’s Common Stock for $.0001 per share.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

None

CUSIP No.	00209C102	Schedule 13D/A	Page	6	of	6 Pages

February 10, 2009	ROARING FORK CAPITAL SBIC, L.P.

By: Roaring Fork Capital Management, LLC, its general partner

By: /s/ Eugene C. McColley
Eugene C. McColley
Manager

ROARING FORK CAPITAL MANAGEMENT, LLC

By: /s/ Eugene C. McColley
Eugene C. McColley
Manager

/s/ Eugene C. McColley
Eugene C. McColley, individually

/s/ James T. Rothe
James T. Rothe, individually

/s/ G. Michael Machens
G. Michael Machens, individually